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                   [LETTERHEAD OF DRIGGERS, SCHULTZ & HERBST]

                                  July 19, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-0404

      RE: MUSLIM MEDIA NETWORK, INC.
          REGISTRATION STATEMENT ON FORM SB-2
          FILED MAY 27, 2005
          FILE NO: 333-125312

Dear Gentlepersons:

      The undersigned is counsel to Muslim Media Network, Inc. We have reviewed your comments letter of June 23, 2005 concerning the above-referenced filing and have revised the filing accordingly. We have filed an amendment and provided a marked copy of the amendment with this letter to aid your review. This letter sets forth your comments followed by our response.

GENERAL

1. Update the financial statements, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

Response: We will update the financials statements as required Item 310(g) of Regulation S-B, although no update is required at this time.

2. Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

Response: We will include a currently dated consent of the independent registered public accounting firm with each amendment. Please see Exhibit 23.

3. Refer to your statement in the paragraph after the table of contents on page 1 that, "the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the units." Please confirm supplementally that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that

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United States Securities and Exchange Commission
July 19, 2005
Page 2

previously disclosed projections no longer have a reasonable basis. Please refer to Item 10(d)(3) of Regulation S-B.

Response: The Muslim Media Network, Inc. hereby confirms that it is aware of its responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis.

PROSPECTUS COVER PAGE

4. Please disclose the date this offering will terminate, and whether or not you will place the funds in escrow or a similar account.

Response: Please see the three sentences added to the first paragraph on the Prospectus Cover Page.

5. Please complete the legend required by Item 501(a)(10)(iv) of Regulation S-B. It appears that the last sentence has been omitted.

Response: The required legend has been completed. Please see the last sentence that has been added to the last paragraph on the Prospectus Cover Page.

PROSPECTUS SUMMARY, PAGE 3

6. Please disclose the reason(s) for and the background of the acquisition of AN-NAS, LLC's assets.

Response: Please see the sentences added to the Prospectus Summary on page 3.

7. Please remove your gross revenue amounts for 2003 and 2004 from the second paragraph on page 3 as it appears from your Summary Financial Data that you experienced net losses during these time periods. Alternatively, disclose the amount of net losses you have had during these periods for a more balanced presentation.

Response: The sentence referring gross revenue amounts for 2003 and 2004 has been removed.

RISK FACTORS, PAGE 6

8. Some of your risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described.

Response: The phrase, "there is no assurance" has been removed from the following Risk Factors and the following Risk Factors have been rewritten: "We May Require Substantial Amounts of Additional Financing...", "The Muslim Observer, While Published by AN - NAS had an

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United States Securities and Exchange Commission
July 19, 2005
Page 3

Accumulated Deficit...", "Our Business Depends Upon the Continued Services of our Key Management...", "Our Future Success Depends...", "Increases in Paper and Postage Costs...", "The Minimum Offering Proceeds are not Enough to Allow...", "The Transfer of Shares will be Partially Restricted...", and "There Has Been No Market...".

9. To the extent possible, please avoid the generic conclusion that you make in several of your risk factors that the risk discussed have a material adverse effect on your revenues or business. Instead, replace this language with more specific disclosure of how your financial condition would be affected as well as putting the risk in context by making the magnitude of the risk clear.

Response: The following Risk Factors have been rewritten to avoid the referenced generic conclusion: "If We are Unable to Attract and Retain Qualified Editorial Staff..." and "Our Business Depends Upon the Continued Services of our Key Management...".

10. Please do not include risks that are not currently material, or clarify why risks are currently material. For example, see the risk factors titled:

      - "Potential Liability for Information We Publish May Require Us to Defend..."

      - "Terrorist Attacks Have Contributed to Economic Instability in the United States..."

      -     "We May Issue Additional Securities, Which Would Dilute the
            Value..."

      These are just three examples of risks that do not appear to be currently material. Your risk factor section may contain other risks that should be removed or elaborated upon in response to this comment.

Response: The three listed Risk Factors were deleted. No other Risk Factors were found to be not currently material.

11. Several risk factors appear to be generic and applicable to any industry and the economy as a whole. Please provide more specificity as to the potential impact such events would have on your operations or remove the risk factors. Please refer to the following risk factors:

      - "Intense Competition in the Publishing and News Media Industry Could Reduce..."

      -     "General Economic Trends Have Reduced and May Continue to Reduce..."

      -     "Our Management Has Broad Discretion as to the Use of the
            Proceeds..."

Response: The three listed Risk Factors were deleted as well as the following Risk Factor: "If you Invest in Our Common Stock...". No other Risk Factors were found to be generic.

"OUR BUSINESS DEPENDS UPON THE CONTINUED SERVICES OF OUR KEY MANAGEMENT..," PAGE
9

12. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. Please expand on the risk posed by losing the services of your president. It appears that this risk factor may be generic. Please revise as appropriate.

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United States Securities and Exchange Commission
July 19, 2005
Page 4

Response: The referenced Risk Factor has been rewritten to provide information as to why it is not generic, but rather specific to the Muslim Media Network, Inc.

"WE INTEND TO PAY CASH DIVIDENDS, BUT HAVE NOT PAID ANY TO DATE," PAGE 13

13. Please elaborate on this risk factor as the risk is not clear.

Response: The referenced Risk Factor has been deleted because the intention to pay dividends is not a risk.

USE OF PROCEEDS, PAGE 14

14. Please explain the "contingency" line item. Also, please discuss the priority in which you will apply the proceeds if more than the minimum and less than the maximum amounts are raised.

Response: The "Contingency" line item was a miscellaneous category that is now included in the "Working Capital" line item. A paragraph has been added after the table explaining the Company's priorities and the table has been rearranged to list the line items in the order of the priorities. The description of each item following the table has also been organized in order of the Company's priorities.

DILUTION, PAGE 16

15. Please clearly disclose the net tangible book value per outstanding share immediately before the distribution. It is not clear why you only appear to account for 10,000 shares you had outstanding on March 31, 2005 in net tangible book value per share. Please revise.

Response: The table has been rewritten to include the 50,000 shares that were issued in April, along with the $100,000 in proceeds received on the sale of such shares. We had only accounted for 10,000 shares because the financials were only available through March 31, 2005 and there were only 10,000 shares outstanding as of March 31, 2005.

16. Provide the comparative information required by Item 506(a) of Regulation S-B. This information is normally depicted in tabular format that follows the dilution table.

Response: The information required by Item 506(a) has been added to the Dilution section.

PLAN OF DISTRIBUTION, PAGE 18

17. Please disclose when this offering will commence.

Response: The offering will commence on the effective date of the Registration Statement. A sentence has been added to the first paragraph of the "Plan of Distribution" stating that fact.

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United States Securities and Exchange Commission
July 19, 2005
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18. Please disclose whether the persons offering the securities on your behalf will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. If applicable, please provide an analysis of your basis for your reliance on this safe harbor.

Response: A paragraph has been added to the "Plan of Distribution" with respect to Rule 3a4-1, along with an analysis of its application.

19. Please disclose that the persons offering the securities on your behalf may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Response: A sentence has been added as the third paragraph of "Plan of Distribution" referring to the definition of underwriters.

20. Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact, how they will they identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

Response: A paragraph has been added as the fourth paragraph of the "Plan of Distribution" describing the manner in which securities will be offered. Materials for a Power Point presentation are being prepared. When the presentation is completed, a copy will be forwarded to you.

21. We note that you have indicated in the list of expenses in Part II of this registration statement that you will conduct road shows. In the event that you may utilize sales material in promoting the sale of the shares offered pursuant to this prospectus, we remind you of the Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of any written materials you will use for our review.

Response: All notices and mailings and other materials will fit within the exceptions of Section 2(a)(10) of the Securities Act. A prospectus will be delivered at all road shows and meetings.

22. Please tell us whether participants in this offering will engage in any electronic offer, sale or distribution of the shares. If you become aware of any additional participants that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify them and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel of the Division of Corporation Finance.

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United States Securities and Exchange Commission
July 19, 2005
Page 6

Response: No electronic offers, sales, or distribution of shares is contemplated.

23. Please tell us whether you or any of those participating in this offering have any arrangements with a third party to host or access your registration statement on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or registration statement that has appeared on their. website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response: There are no arrangements with a third party to host or access the Company's Registration Statement.

24. We note that proceeds will be placed in a "separate account" until the minimum is received. Disclose whether the funds will be placed in an escrow account until the minimum is reached. If so, please discuss the material terms of the escrow agreement and file as an exhibit.

Response: The first paragraph of the "Plan of Distribution" has been modified to clarify that there will be no escrow account.

25. We note that proceeds will be placed in an interest bearing account and that they will be returned to the investors if the offering minimum is not reached with in 9 months. Please disclose that the funds will be returned "promptly", consistent with Rule 10b-9. Also clarify whether they will be returned with interest, or will be less escrow or other fees. Also, if you intend to place the funds in an interest bearing account during the offering period, please clarify what happens to the interest if the offering proceeds. For instance, will the interest be added to investors' deposits and applied to the purchase of additional shares, returned to the subscribers' in cash, or retained by you as proceeds of the offering?

Response: The first paragraph of the "Plan of Distribution" has been modified to be consistent with Rule 10b-9 and to address how interest on offering proceeds will be handled.

26. Please clarify in this section that investors will not be allowed to withdraw their investments if you successfully sell the minimum amount but have not yet terminated the offering. Also, disclose whether you reserve the right to reject previously accepted subscriptions once you reach the minimum.

Response: The first paragraph of the "Plan of Distribution" has been modified to address withdrawal of investments and rejection of subscriptions.

27. Please disclose whether your officers, directors and employees may purchase shares. If so, please confirm, if true, that:

      - no offers were made prior to the filing of the registration statement;

      -     subsequent offers were made only with the prospectus; and

      - no funds have or will be committed or paid prior to the effectiveness of the registration

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United States Securities and Exchange Commission
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statement.

Response: A fifth paragraph has been added to the "Plan of Distribution" clarifying that officers, directors and employees may purchase shares. We hereby confirm that no offers have been made, offers will only be made with the prospectus, and no funds will be committed or paid prior to effectiveness of Registration Statement.

28. Please disclose whether your officers, directors and employees will purchase shares in order to reach the minimum offering amount. If so, disclose the amount to be purchased and that the purchasers have done so for investment purposes and not with a view toward resale.

Response: The new fifth paragraph of the "Plan of Distribution" addresses that officers, directors and employees may purchase shares to satisfy the minimum offering amount.

DESCRIPTION OF BUSINESS, PAGE 23

29. Please substantially revise this section to discuss your plan of operations for the next twelve months with more specificity. Include more detailed milestones to your business plan, the costs associated with each milestone, and the employees responsible for each aspect of the business plan. Please address:

      -     any plans to service existing debt. Disclose the terms of this debt;

      - the basis for all assumptions and a breakdown into further detail the costs associated with each initiative. By way of example, we note your assumption that it will take $280,000 to develop a radio program. Please breakdown the expenditures further and the basis for your projected costs. Please do this for each initiative listed.

      -     elaborate on how you propose to accomplish each initiative;

      -     elaborate on your advertising and marketing plans;

      -     specifically describe your research and development plans;

      -     elaborate on your plans to open regional offices.

Response: The "Description of Business" has been extensively rewritten to address the concerns that you raised.

30. Please provide more information on subscription and advertising rates, their increases and decreases. We note that as of March 31, 2005, you had 987 paid newspaper subscribers, an increase from 2004, but that revenue from subscription sales decreased slightly in 2004 versus 2003.

Response: In the "Description of Business" under "Revenue Sources - Subscription Sales" a additional information was provided. Part of the reason for the March 31, 2005 revenue not matching the increased subscription level is that subscribers were given time to pay for their subscriptions and thus part of the revenue was received after March 31, 2005.

31. Please elaborate on the feasibility study you commissioned. Disclose who is conducting the study, its costs, and when it is expected to be completed. File any contracts as exhibits.

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United States Securities and Exchange Commission
July 19, 2005
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Response: The references to a feasibility study were deleted. It was determined that a feasibility study that would provide helpful information was too expensive.

INDUSTRY BACKGROUND, PAGE 25

32. We note that you highlight as one of the advantages to an internet based business is the ability to acquire information on customers. Please disclose whether you have any intentions of acquiring customer data and, if so, your plans for this information. For instance, will you seek to sell customer data? We may have further comment.

Response: The references to acquiring information on customers through the internet were deleted. The Company has determined not to pursue that activity.

ELECTRONIC MEDIA, PAGE 27

33. Please disclose the costs of implementing your plan to add the ability of your web site to track viewers.

Response: The cost of adding tracking software has been added to the first paragraph under the heading "Electronic Media".

REVENUE SOURCE, PAGE 27

34. We note the 25% increase in free newspapers into new geographical areas. Please disclose where these areas are, the response to the initiative, and the impact this initiative has had on your business.

Response: The states where the free newspapers were sent are listed under the heading, "Revenue Sources - Subscription Sales" and the response to the free newspapers as well as the impact is described in the same location and under the heading, "Description of Business - AN - NAS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 30

35. Since the company has generated revenue from operations in each of the last two fiscal years as well as in the interim period ended March 31, 2005, please expand your disclosure to discuss the financial condition, changes in financial condition and results of operations for each of the periods presented. See Item 303(b) of Regulation S-B.

Response: Three paragraphs have been added to the Management's Discussion and Analysis to address the issues required by Item 303(b).

36. Please revise the Management's Discussion and Analysis section to provide discussion

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United States Securities and Exchange Commission
July 19, 2005
Page 9

and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. Do not provide a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm..

Response: In the three new paragraphs in the Management's Discussion and Analysis we have attempted to address significant trends in the Company's in the financial position in compliance with Release No. 33-8350.

DESCRIPTION OF PROPERTY, PAGE 31

37. We note that you borrow furniture, fixtures, and equipment from other entities owned by your principal shareholder. Tell us how you accounted for these costs under SAB Topic 5T; otherwise confirm that the imputed costs would not be material to the financial statements.

Response: We concluded that the imputed rental costs and equity contribution are immaterial to the financial statements for the periods presented. Our conclusion is based on the condition age and number of assets being used by Muslim Media Network, Inc. at no charge, and the estimated rental cost for those assets. The depreciable values of these assets were used as bases for determining an imputed rental cost, as we assumed the annual depreciation charge would not be materially different from the fair value of the rental costs for these assets. Assuming capital lease treatment would be warranted, we also concluded that the net depreciable value and present value of lease commitments of the assets being used at no costs would also be immaterial to the balance sheets presented.

EXECUTIVE COMPENSATION, PAGE 32

38. We note that there has been no executive compensation in 2004 or 2003. Please disclose all of the information required by Item 402 of Regulation S-B for fiscal year 2002.

Response: We have a reference in the Executive Compensation section to specify that there was no executive compensation in 2002.

NOTE 2-ACQUISITION AND ACCOUNTING POLICIES, PAGE F-6

ACQUISITION, PAGE F-7

39. Provide clarification as to the basis for the accounting applied to the acquisition of AN-NAS, LLC. Please refer to the guidance in paragraphs 11 and D11-D18 of SFAS 141, which we assume are applicable.

Response: We accounted for the Acquisition of AN - NAS, LLC in accordance with the

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United States Securities and Exchange Commission
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guidance in paragraphs 11 and D11 - D18 of Statement of Financial Accounting
Standard (SFAS) No. 141 "Business Combinations". According to paragraph 11 the term business combination excludes transfers of net assets or exchanges of equity interests between entities under common control, which is the case for our transaction. Paragraph D-11 further provides examples including the applicable example in our case;

      "an entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity."

Furthermore, in accordance with paragraph D17 of SFAS No. 141, we have presented the balance sheets and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years have also been restated to furnish comparative information.

INCOME TAXES, PAGE F-7

40. In light of your incorporation in February 2005, amend your income tax footnote accordingly. See paragraph 28 of SFAS 109.

Response: We have amended our income tax footnote disclosure on page F-7 of the document to state the following:

      There are no material temporary differences between carrying amounts and tax bases of existing assets or liabilities. Further, substantially none of the losses to date are available to carry forward or carry back. As such, no income tax benefits will be realized.

NOTE 4 -- LEASE COMMITMENT WITH RELATED PARTY, PAGE F-7

41. Please file the lease agreement as an exhibit.

Response: The Lease Agreement has been added as an Exhibit.

Balance Sheet, page F-8

42. Provide information about the nature and amount of the material components of accrued liabilities.

Response: The nomenclature has been changed to accrued expenses. Such expenses as of December 31, 2004 and March 31, 2005 of $15,000 and $36,500, respectively, consisted exclusively of accrued audit and accounting fees due to our external auditors and another accounting firm used for accounting assistance and consultation.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 11-2

43. Please disclose the facts relied upon to make the exemption from registration available

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United States Securities and Exchange Commission
July 19, 2005
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for the securities sold in February and April 2005. Please refer to Item 701(d)
of Regulation S-B.

Response: A description of the facts supporting the exemption from registration as required by Item 701(d) has been included in Part II - Recent Sales of Unregistered Securities.

EXHIBITS, PAGE II-3

44. Please file a legal opinion. Please refer to Item 601(b)(5) of Regulation
S-B.

Response: A legal opinion as required by Item 601(b)(5) will be filed by an amendment, as is now noted on the Exhibit list.

CLOSING COMMENTS

      If you have any questions concerning our responses please contact the undersigned at 248-649-6000.

                                                     Respectfully,

                                             Driggers, Schultz & Herbst

                                                     /s/ Daniel R. Boynton

                                                     Daniel R. Boynton